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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO
RULE 13a-16 AND 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of: January 2006
Commission File Number: 000-27768

PORTRUSH PETROLEUM CORPORATION
(Translation of registrant's name into English)

1687 West Broadway #200, Vancouver, British Columbia V6J1X2
(Address of principal executive offices)

1. Press Releases: 1/27/2006, 1/30/2006; 2/10/2006; 2/17/2006

Indicate by check mark whether the registrant files or will file annual
reports under cover Form 20-F or Form 40-F.
                    Form 20- F XXX   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a
Form 6-K if submitted solely to provide an attached annual report to
security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper
as permitted by Regulation S-T Rule 101(b)(7): ____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a
Form 6-K if submitted to furnish a report or other document that the
registrant foreign private issuer must furnish and make public under the laws
of the jurisdiction in which the registrant is incorporated, domiciled or
legally organized (the registrant's "home country"), or under the rules of the
home country exchange on which the registrant's securities are traded, as long
as the report or other document is not a press release, is not required to
be and has not been distributed to the registrant's security holders, and, if
discussing a material event, has already been the subject of a Form 6-K
submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this
Form, the registrant is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of
1934.
                    Yes ___ **No XXX**
If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82- _____

Friday January 27, 2006.

Press Release

SOURCE: Portrush Petroleum Corporation

Portrush announces well reaches 7,622 feet

Vancouver, BC January 27, 2006 – Portrush Petroleum Corporation (TSX- V :PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com) is pleased to provide an update regarding its continuing operations on the Scanio/Sheldon No.6 well in the Mission River property in Texas.

The well has been drilled to a depth of 7,622 feet since the Company's last report. As drilling progresses and indications of increasing pressure become evident a 7.62-inch liner will be cemented in place. It is anticipated this will happen at approximately 8,000 feet in the next few days. Drilling will then continue in the over pressured zone to the planned total depth of around 10,500 feet. Mud weight at present is 9.5 pounds. This will increase substantially after the intermediate string is set.

An intermediate logging program will be completed over the Frio and Vicksburg formations above 8,000 feet. Initial interpretation of the data will be made to determine the presence of hydrocarbon bearing sandstones above this level.

The intermediate interval logged and described above will examine the Frio and Vicksburg above a depth of 8,000 feet. There is potential for other sands to be present in the remaining 2,500 feet or so of section still to be examined as drilling continues to the planned total depth of 10,500 feet.

A final interpretation of the overall hydrocarbon column encountered, and hence estimated reservoir volumes will be made following completion of the drilling and full analysis of all the log data and fluid sampling recovered from the well.

The Mission River lease is operated by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from 2,000 to 8,500 feet. Portrush has a 10% working interest in the field. To date six wells have been drilled to approximately 6,500 feet and all six have been placed on production.

Investors are asked to visit the Portrush IR Hub at
http://www.agoracom.com/IR/Portrush
where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to PSH@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com or visit our Investor Relations site at http://www.agoracom.com/IR/Portrush The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

ON BEHALF OF THE BOARD
Mr. Martin Cotter, President & Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION
Corporate
Mr. Martin Cotter, President & Director
Telephone 604 696 2555
info@portrushpetroleum.com

Monday January 30, 2006.

Press Release
SOURCE: Portrush Petroleum Corporation

<center>**Portrush announces well reaches 8,170 feet**</center>

Vancouver, January 30, 2006 – Portrush Petroleum Corporation (TSX- V :PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com) is pleased to provide an update regarding its continuing operations on the Scanio/Sheldon No.6 well in the Mission River property in Texas.

The well has been drilled to a depth of 8,170 feet since the Company's last report. As drilling progressed indications of increasing pressure have resulted in a decision to run a 7.62 inch liner. This casing string has now been cemented in place and preparations are underway to drill ahead in the over pressured zone to a planned total depth of approximately 10,500 feet. Mud weight will be increased from 9.5 pounds to 15.0 pounds.

An intermediate logging program was completed over the Frio and Vicksburg formations above 8,170 feet. Initial interpretation of the data has indicated the presence of multiple hydrocarbon bearing sandstones above this level. The intermediate interval logged and described above examined the Frio and Vicksburg above a depth of 8,170 feet. There is potential for other sands to be present in the remaining 2,330 feet or so of section still to be examined as drilling continues to the planned total depth of 10,500 feet.

A final interpretation of the overall hydrocarbon column encountered, and hence estimated reservoir volumes will be made following completion of the drilling and full analysis of all the log data and fluid sampling recovered from the well.

The Mission River lease is operated by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from 2,000 to 8,500 feet. Portrush has a 10% working interest in the field. To date six wells have been drilled to approximately 6,500 feet and all six have been placed on production.

Investors are asked to visit the Portrush IR Hub at http://www.agoracom.com/IR/Portrush where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors. Alternatively, investors are able to e-mail all questions and correspondence to PSH@agoracom.com where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com or visit our Investor Relations site at http://www.agoracom.com/IR/Portrush

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

ON BEHALF OF THE BOARD
Mr. Martin Cotter, President & Director

Friday February 10, 2006

Press Release
SOURCE: Portrush Petroleum Corporation

Portrush announces well reaches 8,650 feet

Vancouver, February 10, 2006 – Portrush Petroleum Corporation (TSX- V :PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com) today provided an update regarding its continuing operations on the Scanio-Shelton #6 well in the Mission River property in Texas.

The well has been drilled to a depth of 8,650 feet since the Company's last report. A 7.62 inch liner had been set at a depth of 8,170 feet and drilling resumed earlier this week. As drilling progressed indications of increasing pressure resulted in a decision to run an additional five-inch liner in the interval between 8,170 and 8,650. This casing string has now been cemented in place and preparations are underway to drill ahead to a planned total depth of around 10,500 feet. Mud weight has been increased to 15.0 pounds.

An intermediate logging program was completed over the Frio and Vicksburg formations in the interval between 8,170 and 8,650. Initial interpretation of the logs has indicated the presence of several hydrocarbon-bearing sandstones in this section.

The interval logged in this run and the previous logging run has examined the Frio and Vicksburg formations to a depth of 8,650 feet. There is potential for other sands to be present in the remaining 1,900 feet of section still to be examined as drilling continues to the planned total depth of 10,500 feet. The drilling contractor has allocated thirty days in total to drill the well.

A final interpretation of the overall hydrocarbon column encountered and hence estimated reservoir volumes will be made following completion of the drilling and full analysis of all the log data and fluid sampling recovered from the well.

The Mission River lease is operated by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from 2,000 to 8,500 feet. Portrush has a 10% working interest in the field. To date six wells have been drilled to approximately 6,500 feet and all six have been placed on production.

Investors are asked to visit the Portrush IR Hub at
http://www.agoracom.com/IR/Portrush where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors.

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at
www.portrushpetroleum.com or visit our Investor Relations site at
http://www.agoracom.com/IR/Portrush

The statements made in this Press Release may contain forward-looking statements that may involve a number of risks and uncertainties. Actual events or results could differ materially from the Company's expectations and projections.

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

CONTACT INFORMATION
Corporate
Mr. Martin Cotter, President & Director
Telephone 604 696 2555
info@portrushpetroleum.com

Friday February 17, 2006

Press Release
SOURCE: Portrush Petroleum Corporation

Portrush announces completion of Scanio-Shelton #6.

Vancouver, February 17, 2006 - Portrush Petroleum Corporation (TSX- V :PSH, OTCBB:PRRPF) (http://www.portrushpetroleum.com) wishes to provide an update regarding its continuing operations on the Scanio/Sheldon No.6 well in the Mission River property in Texas. The well has been drilled to a total depth of 10,300 feet and a decision to complete the well has been taken.

The well has encountered hydrocarbon bearing sandstones within the main target zone and it is planned to release the drilling rig within the next few days.

As previously reported, a full suite of wireline logs were obtained during the course of drilling. A number of separate logging runs were completed before intermediate casing was set. This intermediate casing was set to protect the up-hole formations before drilling through the overpressured zone at approximately 9,000 feet.

Preliminary results, together with an in-depth analysis of log data obtained from the well suggest that the well has discovered a gas reservoir and can be placed on production immediately. A final interpretation of the overall hydrocarbon column encountered, and hence estimated reservoir volumes and a full analysis of all the log data and fluid sampling recovered from the well is currently being undertaken.

The Mission River lease is operated by McAlester and is located at the south end of the town of Refugio, Refugio County, Texas. The field has multiple pays at depths ranging from 2,000 to 8,500 feet. Portrush has a 10% working interest in the field. To date seven wells have been drilled and six wells previously drilled have been placed on production.

Potentially the most important well drilled to-date is the Scanio-Shelton No.6. This well is important because of the potential of the newly discovered reserves at deeper levels and the anticipated production volumes.

The operator has scheduled to move a service rig on the property. It is intended to perforate one of the hydrocarbon-bearing sandstones within the main target zone and place the well on production.

A further announcement will be made in due course regarding the hydrocarbon types encountered and the likely size of the discovery once all the data gathered from the well has been recovered and fully evaluated. This will include initial production rates.

For all future Portrush investor relations needs, investors are asked to visit the Portrush IR Hub at http://www.agoracom.com/IR/Portrush
where they can post questions and receive answers within the same day, or simply review questions and answers posted by other investors.

Alternatively, investors are able to e-mail all questions and correspondence to PSH@agoracom.com
where they can also request addition to the investor e-mail list to receive all future press releases and updates in real time.

About Portrush Petroleum Corporation:
To find out more about Portrush Petroleum Corporation visit our website at www.portrushpetroleum.com
or visit our Investor Relations site at
http://www.agoracom.com/IR/Portrush

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Portrush Petroleum Corporation - SEC File No. 000-27768
(Registrant)

February 21, 2006   By: /s/   Neal Iverson
Date   Neal Iverson, Director/Corporate Secretary